Exhibit 99

UPLIFT NUTRITION, INC.

(formerly Comanche Oil & Gas Corporation)

4423 South 1800 West

Roy, Utah 84067

Wednesday, May 9,2007

DEAR UPLIFT NUTRITION, INC., SHAREHOLDER:

Your Company, UPLIFT NUTRITION, INC., a Nevada corporation, was formerly a Utah corporation known as Comanche Oil & Gas Corporation ("Comanche"). Comanche, as you may know, was dormant for several years. On April 5, 2006, over a year ago, Comanche's former officers and directors resigned and new management took over. New management then formed a Nevada corporation and on May 24, 2006, a shareholders' meeting was held to approve a certain Plan and Agreement of Merger ("Plan and Agreement"). The Plan and Agreement provided for, among other things, changing your Company's domicile to Nevada, changing the name of the company to "Uplift Nutrition, Inc.," obtaining a corporate capitalization of 100 million common capital shares having a par value of $0.001 per share, and exchanging shares of Comanche on a 2-for-l basis. In other words, for every 2 shares of Comanche, a shareholder would receive 1 new share of Uplift Nutrition. This merger transaction was completed on June 2, 2006, and your Company's domicile was in fact changed; however, we did not give or offer dissenters' rights of appraisal as may have been required under Utah law. While counsel is not certain that dissenters' rights are necessary to change a company's domicile, we believe it is best to correct any possible deficiency, if it exists, and offer them now, even if it is after-the-fact. Accordingly, we hereby give all record holders of Comanche as of May 7, 2006, the record date of such shareholders' meeting, dissenters' rights of appraisal in accordance with Utah Code Ann. § 16-10a-1301 et seq. In lieu of providing you with a copy of the statute, if you wish to view the actual text, we advise you to do a Google search using the words "Utah Revised Business Corporation Act." When the Act comes up, scroll down to Section 1301. Please advise us in writing within 21 days after you receive this letter whether or not you intend to exercise dissenters' rights of appraisal. If we receive no such notice from you, any such rights will be waived. Be advised, however, that anyone wishing to exercise dissenters' rights should appreciate that Comanche, as of May 24, 2006, had no operations, no assets and a substantial tax loss carry forward; it also had no sales or income, not to mention a negative net worth. Moreover, a shareholder of the Company had advanced and is still advancing the Company the necessary funds to cover costs and expenses. Accordingly, a court of law would not likely rule that your Comanche shares had more than a nominal value on May 24,2006. Given that there is little, if any, economic benefit to claiming dissenters' rights of appraisal, we are simply offering such rights to our May 7, 2006, shareholders of record in order to make certain that we have complied with the law. For your information, we are not re-noticing up the shareholders' meeting because we do not believe that it is legally necessary.

Under Utah and Nevada law, you are entitled to receive the preceding summary of the Plan and Agreement. Any shareholder desiring a complete copy of the Plan and Agreement may contact the Company at the above-address and request the same at no cost.

Upon completion of the foregoing change of domicile transaction, and in exchange for the issuance of 20 million shares of "restricted" stock, Uplift Nutrition, Inc., a Nevada corporation and the survivor in the change of domicile transaction, purchased all of the assets of a Wyoming heath products developer and manufacturer known as Nu Mineral Health. This included but was not limited to all of its inventory, hardware, intellectual property, the domain names "upliftenergy.com" and "myhealthchaoleng.com," and all other Nu Mineral Health assets owned by it and its principals. The principals of Nu Mineral Health also executed non-compete agreements with us. In acquiring these assets and properties, we have now become an energy and nutrition products developer, manufacturer and marketer. We have since developed a newly formulated and packaged energy/health drink that we have named Active Uplift™. In September of last year, we applied for a federal trademark and trade name. Active Uplift™ is an all-in-one natural energy and health drink. It contains no sugar or caffeine and only 12 calories per serving. One serving of Active Uplift™ mixed with 10 oz. of water, provides 14 vitamins, 8 minerals, 7 amino acids, electrolytes, and an anti-aging antioxidant blend, plus herbs and nutrients for extra energy and brain functioning enhancement.

Recently, we began efforts to distribute Active Uplift™ to local markets and we are also endeavoring to get it carried in a variety of convenience, grocery and other retail food stores and outlets. Furthermore, we have begun our first on-line sales of Active Uplift™ through our new and completed website, www.upiiftiiutrition.com. Please visit us. More recently, we also completed an initial financing agreement with related party-shareholders which provides sufficient funding for operations and marketing through 2007. Since we have just developed our new product and sales have just begun, we can make no predictions about future sales.

Your Company is currently in the process of obtaining audited financial statements, whereupon it shall then undertake to file a Form 10-SB registration statement with the U.S. Securities and Exchange Commission ("Commission"). This will cause your Company to become "fully reporting." Such status obligates your Company to file, with the Commission, "periodic reports," all of which will be available on the Commission's on-line database known as "EDGAR." The Company will thereafter seek to become quoted on the Over-The-Counter Bulletin Board (OTCBB) administered or overseen by NASDAQ. We are currently quoted on the Pink Sheets under the symbol, UPNT.PK. Management can make no prediction how long this registration process might take nor can management guarantee or otherwise make any assurance that the Commission will in fact "clear" any such registration statement or that the National Association of Securities Dealers, Inc. ("NASD") will ultimately issue or grant us an OTCBB symbol. These are factors largely beyond our control. We suggest that, over the next several months, you monitor the Commission's website at www.sec.gov and look on its EDGAR database to see if and when Uplift Nutrition, Inc. has filed any such registration statement. At such time as the Company obtains an OTCBB symbol, if it does, you will be able to monitor the Company and its activities through websites such as Yahoo! Finance, Lycos, www.smartmoney.com, or Google, in addition to EDGAR.

BY ORDER OF THE BOARD OF DIRECTORS